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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.___) *

                           Rheometric Scientific, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   762073104
                       -----------------------------------
                                 (CUSIP Number)

                  Mary Diehl
                  13 Beverly Drive, Neshanic, New Jersey 08502
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 1996
                      -----------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ x ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762073104               13D Page                          2 of 6 Pages

- --------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                          Mary Diehl (SS# ###-##-####)
- --------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group*
                                            (a) [ ]
                                            (b) [ ]
                  Not applicable
- --------------------------------------------------------------------------------
3.       SEC Use Only

- --------------------------------------------------------------------------------
4.       Source of Funds *

                  PF
- --------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)         [ ]
- --------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  United States
- --------------------------------------------------------------------------------

               7.       Sole Voting Power:

 Number of                       757,736 Shares
   Shares      -----------------------------------------------------------------
Beneficially   8.       Shared Voting Power:
   Owned
                                 0 Shares
  by Each      -----------------------------------------------------------------
 Reporting     9.       Sole Dispositive Power:

  Person                         757,736 Shares
   with:       -----------------------------------------------------------------
               10.      Shared Dispositive Power:

                                 0 Shares
- --------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person

                  757,736 Shares
- --------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) excludes
         Certain Shares *  [ ]
- --------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

                  5.75%
- --------------------------------------------------------------------------------
14.      Type of Reporting Person *

                  IN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock (the "Common Stock") of Rheometric Scientific, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is One Possumtown Road, Piscataway, New Jersey 08854.

Item 2.  Identity and Background

     (a) The person filing this statement is Mary Diehl.

     (b) Ms. Diehl's residence is 13 Beverly Drive, Neshanic, New Jersey 08502.

     (c) Ms. Diehl is presently employed by the Foothill Acres Nursing Home, Amwell Road, P.O. Box 780, Neshanick, New Jersey 08853.

     (d) and (e) During the last five years, Ms. Diehl was not convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Diehl is a United States citizen.



Item 3. Source and Amount of Funds or other Consideration

     Ms. Diehl acquired Common Stock of the Issuer pursuant to a divorce settlement with her former husband Joseph Starita.

Item 4. Purpose of Transaction

     Ms. Diehl acquired Common Stock of the Issuer pursuant to a divorce settlement with her former husband Joseph Starita.

     Ms. Diehl has no present plans or proposals which relate to or would result in any of the events which are referred to in items (a) through (j) of Item 4, except that Ms. Diehl may buy or dispose of additional shares of the Issuer's Common Stock in the future.

Item 5. Interest in Securities of the Issuer

     (a) Mary Diehl beneficially owns directly and indirectly an aggregate of 757,736 shares of Common Stock, constituting 5.75% of the outstanding Common Stock.

     (b) Mary Diehl has sole voting power and sole dispositive power with respect to 757,736 shares. Ms. Diehl does not share voting or dispositive power with respect to such shares.

     (c) The following sets forth the information with respect to all transactions of Common Stock involving Mary Diehl during the past sixty days.

CUSIP NO. 762073104               13D                          Page 4 of 6 Pages


  Date of        Number                Type of                  Price Per Share
Transaction     of Shares            Transaction

5/7/96           780,236            shares acquired                   N/A
                                    pursuant to
                                    divorce settlement


5/16/96           22,500            shares sold                      $2.25
                                    in a market
                                    transaction


               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

         Not applicable.

CUSIP No. 762073104               13D                          Page 5 of 6 Pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    6/4/96                           /s/ Mary Diehl
- -----------------------              -----------------------
Date                                     Mary Diehl